Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the quarter ended September 30, 2016 under IFRS

Gross Revenues grew 10% YoY

IT Services Segment Revenue in US Dollar terms grew by 7.2% YoY in constant currency

Bangalore, India and East Brunswick, New Jersey, USA — October 21, 2016 — Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for its second quarter ended September 30, 2016.

Highlights of the Results

•	Gross Revenues were ₹137.7 billion ($2.1 billion1), an increase of 10% YoY.

•	Net Income[2] was ₹20.7 billion ($312 million1), a decline of 8% YoY.

•	Non-GAAP constant currency IT Services Segment Revenue in dollar terms grew 0.9% sequentially and grew 7.2% YoY.

•	IT Services Segment Revenue was $1,916.3 million, a sequential decrease of 0.8% and YoY increase of 4.6%.

•	IT Services Segment Revenue in Rupee terms was ₹131.4 billion ($2.0 billion1), an increase of 9% YoY.

•	IT Services Segment Profits[3] was ₹23.4 billion ($352 million1), a decrease of 5% YoY.

•	IT Services Margins[4] was 17.8% for the quarter, as compared to 17.8% for the quarter ended June 30, 2016.

Performance for the quarter ended September 30, 2016

“We delivered Revenues in constant currency at the top end of our guidance range”, said Abidali Z. Neemuchwala, Chief Executive Officer and Member of the Board. “I am very excited about Wipro’s acquisition of Appirio, a leader in cloud applications especially across Salesforce and Workday implementation services. This acquisition will establish Wipro’s dominance in cloud application services and further strengthen Wipro’s brand as a Digital Partner of choice.”

“We maintained margins in Q2 despite the impact of salary increase for an incremental two months due to strong operational improvements in automation-led productivity, offshoring and utilization.” said Jatin Dalal, Chief Financial Officer. “As we look forward, the demand environment is mixed in a seasonally weak quarter affected by furloughs and lower number of working days.”

Outlook for the Quarter ending December 31, 2016

We expect Revenues from our IT Services business to be in the range of $ 1,916 million to $ 1,955 million*.

*	Guidance is based on the following exchange rates: GBP/USD at 1.26, Euro/USD at 1.11, AUD/USD at 0.76, USD/INR at 67.01 and USD/CAD at 1.31.
1.	For the convenience of the reader, the amounts in Indian Rupees in this release have been translated into United States Dollars at the noon buying rate in New York City on September 30, 2016, for cable transfers in Indian rupees, as certified by the Federal Reserve Board of New York, which was US $1= ₹66.58. However, the realized exchange rate in our IT Services business segment for the quarter ended September 30, 2016 was US$1= ₹68.55
2.	Net Income refers to ‘Profit for the period attributable to equity holders of the Company’
3.	Segment Profit refers to segment results. Effective April 1, 2016, the segment results is measured after including the amortization charge for acquired intangibles to the respective segments. Such costs were classified under reconciling items until the fiscal year ended March 31, 2016. Comparative information has been restated to give effect to the same.
4.	Margins have been computed based on the change as listed in footnote 3. above

IT Services

The IT Services segment had a headcount of 174,238 as of September 30, 2016.

Wipro has won a multi-year network management product sustenance deal from a Tier-1 network equipment provider. The company has been working with the client to optimize the total cost of ownership, and this end-to-end ownership engagement further strengthens Wipro’s relationship with the customer.

A global consumer electronics and technology major headquartered in Europe has awarded an IT application managed services deal to Wipro. As part of the project, Wipro will consolidate and optimize the client’s IT application managed services through hyper-automation using the Wipro HOLMES Artificial Intelligence Platform™. The engagement will further strengthen Wipro’s existing relationship with the customer.

Wipro has been awarded a three-year IT infrastructure services contract by a prominent Australian oil and gas company with a global presence. The client has chosen Wipro as their strategic partner due to its proven capabilities in the infrastructure services space and expertise in automation. Wipro will also be a partner for the digital transformation of the client’s upstream operations.

Wipro has won a multi-year managed services engagement with a large Australian utilities business. The scope of the contract includes Applications, Networks, End User Computing, Service Desk and Data Centre Services. This engagement will see Wipro helping the customer transition to a more scalable and sustainable cost based model, which improves services and functional capabilities through digital initiatives.

Wipro has won a multi-year managed services engagement with a top U.S Department Store Retailer to transform their Quality Centre of Excellence. This deal will enable the client to realize significant savings and achieve quicker ‘Go to Market’ through transformation initiatives involving quality engineering and Wipro IP-enabled cognitive automation and robots.

Wipro has won a multi-year engagement with The Highland Council, UK to transform their core IT infrastructure and provide tablet devices to school children. This program will empower the Council to provide robust IT services and transform education in schools in the region.

Digital highlights

“Service providers in the digital transformation space need to develop a comprehensive set of capabilities to meet the new client demand effectively. In this context, through strategic acquisitions including Designit, investments in Wipro Digital and studios in key client hubs, and a strong partner ecosystem, Wipro has developed unique competencies that integrate technology and domain to establish industry leading digital delivery capabilities”, said Peter Bendor-Samuel, CEO, Everest Group.

Wipro will enable a global contract manufacturing company in its journey of implementing the “SmartFactory” model through advanced automation, machine learning, IoT and data analytics.

A leading provider for electricity distribution, automation and energy management has engaged Wipro to help them develop new business models through the intelligent application of their software and entitlement management systems.

Wipro will enable a biopharmaceutical company transform the online digital experience for its customers. Leveraging expertise from its Digital, Designit, Digital Engineering and Connected Enterprise Services teams, Wipro will deliver a consistent and relevant experience across multiple websites for the company’s customers.

A leader in the DIY (Do It Yourself) home space has chosen Wipro and Designit as its partners to help the company define the vision, a new value proposition, product road-map and design products for its Connected Home segment.

Designit was asked by one of the world’s leading ICT solution providers to define and design the next innovative application for smart watches. The goal is to assist with developing realizable next-generation functionalities for the product line management at the client’s headquarters in Asia. The client seeks an innovative state-of-the-art customization of Android Wear in regards to application interfaces and the necessary programming.

Wipro has secured a Data Discovery Platform win at a western Australian state government-owned corporation. This program will help the organization understand where their predictive asset maintenance capabilities currently lie, and provide a roadmap to develop their analytics capabilities. Wipro’s Data Discovery Platform will use the best of breed open source technologies and leverage cognitive capabilities from Wipro HOLMES Artificial Intelligence Platform™ to bring to life the hidden insights in large and diverse data sets.

We have had more than 10 cloud application wins this quarter and a few of the notable ones are as follows:

•	Wipro was selected to implement a cloud based Procure-to-Pay solution for a global leader in branded lifestyle apparel, footwear and accessories.

•	An American Chemicals Conglomerate selected Wipro to define their CRM modernization roadmap using a leading cloud CRM platform.

•	A global marketing services firm has chosen Wipro to manage and execute the campaigns of their customers using leading marketing cloud platforms.

Delivery Excellence

“We wanted a partner who can think global and act local. Wipro has displayed a deep understanding of our business priorities, organization culture and the ability to challenge and innovate the way of executing the business. Wipro is our trusted partner in this journey and our journey will continue with Wipro in the future as well” said Serhan Ozhan, CIO, CLK Enerji.

“It is key for us in IT to provide consistent and reliable services and we look to Wipro to help us do that. They bring best in class practices to IT that we think we’ll be able to leverage over the coming years. Our experience in dealing with Wipro is that they have always been responsive. We trust them as a partner. They are honest and a very high integrity company” said Christopher Krebs, Senior Vice President & CIO, Fruit of the Loom.

Wipro deployed an integrated retail solution across 550 stores for a global retail major enabling central visibility of inventory, price differentials, cash and sales forecast. The retail solution led to the decommissioning of 10 legacy applications and helped reduce stock outage situations by almost 90%, resulting in an increased in-store customer satisfaction.

Awards and accolades

Gartner has identified Wipro Digital as a Representative Provider of all five services - Business Model Innovation, Cybersecurity and Digital Trust, Internet of Things, Industry-Specific Disruptive Technologies and Organizational Culture and Change Management in its Market Guide for Digital Business Consulting Services.*

Wipro has been included in the Dow Jones Sustainability Index (DJSI) – World and Emerging Markets for the seventh time in succession.

Wipro has been cited as a “Leader” by technology global research and advisory firm Forrester Research Inc. in its report, “The Forrester Wave™: Services Providers for Next-Generation Oracle Application Projects, Q3 2016.

Wipro won the Teradata Epic Award for ICP Collaborative Revenue category at Teradata Partners Conference & Expo 2016. The Collaborative Revenue award recognizes the Integration and Consulting Partners (ICP) who worked with Teradata to influence the largest year-over-year order revenue growth for Teradata technology and services.

Wipro has been named as a “Leader” in the report “IDC MarketScape: Worldwide Oracle Implementation Services 2016 Vendor Assessment”.

Wipro has been featured in the “Winner’s Circle” by HfS Research in its 2016 blueprint report on Mortgage As-a-Service. HfS said Wipro has one of the most progressive strategies for moving toward Mortgage As-a-Service and is expanding market lead and vision by integrating and building on valuable mortgage industry assets.

Wipro is rated as a “Leader” in the Everest Group PEAK Matrix reports for Capital Markets BPO, Application Outsourcing and FAO Service providers in 2016.

Wipro has been positioned in the “Winner’s Circle” by HfS Research in its 2016 blueprint report on Energy Operations. HfS said Wipro is enabling new business models across the value chain with strong capabilities in Digital, automation and domain expertise.

*	Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

IT Products

•	Revenue for the quarter ended September 30, 2016 was ₹7.7 billion ($115 million1).

Please refer the table on page 7 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP financial measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 7 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS, and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter ended September 30, 2016, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link-http://services.choruscall.eu/links/wipro161021.html

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading information technology, consulting and business process services company that delivers solutions to enable its clients do business better. Wipro delivers winning business outcomes through its deep industry experience and a 360-degree view of “Business through Technology.” By combining digital strategy, customer centric design, advanced analytics and product engineering approach, Wipro helps its clients create successful and adaptive businesses. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, Wipro has a dedicated workforce of over 170,000, serving clients across 6 continents. For more information, please visit www.wipro.com

Contact for Investor Relations		Contact for Media & Press
Pavan N Rao	Abhishek Kumar Jain	Vipin Nair
Phone: +91-80-4672 6143	Phone: +1 978 826 4700	Phone: +91-80-3991 6450
pavan.rao@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-looking statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

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(Tables to follow)

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

	As of March 31,	As of September 30,
	2016	2016	2016
			Convenience translation into US dollar in millions (unaudited) - Refer footnote 1 on Page 1
ASSETS
Goodwill	101,991	101,864	1,530
Intangible assets	15,841	14,479	217
Property, plant and equipment	64,952	69,103	1,038
Derivative assets	260	100	2
Investments	4,907	5,092	76
Non-current tax assets	11,751	11,938	179
Deferred tax assets	4,286	3,530	53
Other non-current assets	15,828	16,773	252

Total non-current assets	219,816	222,879	3,347

Inventories	5,390	5,215	78
Trade receivables	100,976	101,170	1,520
Other current assets	32,894	32,245	484
Unbilled revenues	48,273	48,691	731
Investments	204,244	258,499	3,883
Current tax assets	7,812	8,131	122
Derivative assets	5,549	6,746	101
Cash and cash equivalents	99,049	55,167	829

Total current assets	504,187	515,864	7,748

TOTAL ASSETS	724,003	738,743	11,095

EQUITY
Share capital	4,941	4,861	73
Share premium	14,642	427	6
Retained earnings	425,106	452,925	6,803
Share based payment reserve	2,229	2,761	41
Other components of equity	18,242	22,353	335

Equity attributable to the equity holders of the Company	465,160	483,327	7,258
Non-controlling interest	2,224	2,363	35

Total equity	467,384	485,690	7,293

LIABILITIES
Long - term loans and borrowings	17,361	18,004	270
Deferred tax liabilities	5,108	4,436	67
Derivative liabilities	119	26	—
Non-current tax liabilities	8,231	7,795	117
Other non-current liabilities	7,225	7,269	109
Provisions	14	14	—

Total non-current liabilities	38,058	37,544	563

Loans, borrowings and bank overdrafts	107,860	106,600	1,601
Trade payables and accrued expenses	68,187	68,487	1,031
Unearned revenues	18,076	15,053	226
Current tax liabilities	7,015	8,810	132
Derivative liabilities	2,340	2,553	38
Other current liabilities	13,821	12,820	193
Provisions	1,262	1,186	18

Total current liabilities	218,561	215,509	3,239

TOTAL LIABILITIES	256,619	253,053	3,802

TOTAL EQUITY AND LIABILITIES	724,003	738,743	11,095

Wipro limited and subsidiaries

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three Months ended September 30,			Six Months ended September 30,
	2015	2016	2016	2015	2016	2016
			Convenience translation into US dollar in millions (unaudited) Refer footnote 1 on Page 1			Convenience translation into US dollar in millions (unaudited) Refer footnote 1 on Page 1
Gross revenues	125,135	137,657	2,068	247,511	273,649	4,111
Cost of revenues	(85,824)	(97,808)	(1,469)	(170,611)	(194,197)	(2,917)
Gross profit	39,311	39,849	599	76,900	79,452	1,194

Selling and marketing expenses	(8,708)	(9,614)	(144)	(16,752)	(19,755)	(297)
General and administrative expenses	(6,887)	(8,545)	(128)	(13,780)	(16,144)	(242)
Foreign exchange gains/(losses), net	533	1,281	19	1,863	2,265	34

Results from operating activities	24,249	22,971	346	48,231	45,818	689

Finance expenses	(1,589)	(1,428)	(21)	(2,875)	(2,764)	(42)
Finance and other income	6,318	5,105	77	11,653	10,305	155
Profit before tax	28,978	26,648	402	57,009	53,359	802
Income tax expense	(6,515)	(5,909)	(89)	(12,473)	(12,031)	(181)

Profit for the period	22,463	20,739	313	44,536	41,328	621

Attributable to:
Equity holders of the company	22,409	20,672	312	44,326	41,190	619
Non-controlling interest	54	67	1	210	138	2

Profit for the period	22,463	20,739	313	44,536	41,328	621

Earnings per equity share:
Attributable to equity share holders of the company
Basic	9.12	8.54	0.13	18.05	16.89	0.25
Diluted	9.10	8.52	0.13	18.01	16.84	0.25

Weighted average number of equity shares used in computing earnings per equity share
Basic	2,456,285,585	2,420,621,137	2,420,621,137	2,456,223,408	2,439,012,817	2,439,012,817
Diluted	2,461,507,934	2,426,812,644	2,426,812,644	2,460,985,436	2,445,466,651	2,445,466,651
Additional Information
Segment Revenue
IT Services Business Units
BFSI	32,252	33,583	503	63,273	67,213	1,011
HLS	13,746	20,883	314	26,734	40,814	613
CBU	19,510	20,708	311	38,210	41,433	622
ENU	17,664	16,881	254	35,240	34,237	514
MNT	28,146	29,463	443	55,109	59,001	886
COMM	9,110	9,848	148	17,635	19,760	297

IT SERVICES TOTAL	120,428	131,366	1,973	236,201	262,458	3,943
IT PRODUCTS	5,442	7,666	115	13,616	13,596	204
RECONCILING ITEMS	(202)	(94)	(1)	(443)	(140)	(2)

TOTAL	125,668	138,938	2,087	249,374	275,914	4,145

Segment Result
IT Services Business Units
BFSI	6,882	6,379	96	13,829	13,373	201
HLS	3,023	3,234	49	5,777	6,090	91
CBU	3,238	3,584	54	6,320	7,359	111
ENU	3,272	3,443	52	6,859	6,468	97
MNT	6,370	6,175	93	12,203	12,129	182
COMM	1,554	1,594	24	2,801	3,096	47
OTHERS	—		—		—	—
UNALLOCATED	277	(1,037)	(16)	808	(1,874)	(28)

TOTAL IT SERVICES	24,616	23,372	352	48,597	46,641	701
IT PRODUCTS	(244)	(298)	(4)	(141)	(666)	(10)
RECONCILING ITEMS	(123)	(103)	(2)	(225)	(157)	(2)

TOTAL	24,249	22,971	346	48,231	45,818	689

FINANCE EXPENSE	(1,589)	(1,428)	(21)	(2,875)	(2,764)	(42)
FINANCE AND OTHER INCOME	6,318	5,105	77	11,653	10,305	155

PROFIT BEFORE TAX	28,978	26,648	402	57,009	53,359	802
INCOME TAX EXPENSE	(6,515)	(5,909)	(89)	(12,473)	(12,031)	(181)

PROFIT FOR THE PERIOD	22,463	20,739	313	44,536	41,328	621

Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

The Company is organized by the following operating segments; IT Services and IT Products.

The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2016, we realigned our industry verticals. The Communication Service Provider business unit was regrouped from the former GMT industry vertical into a new industry vertical named “Communications”. The Media business unit from the former GMT industry vertical has been realigned with the former RCTG industry vertical which has been renamed as “Consumer Business Unit” industry vertical. Further, the Network Equipment Provider business unit of the former GMT industry vertical has been realigned with the Manufacturing industry vertical to form the “Manufacturing and Technology” industry vertical. The revised industry verticals are as follows: Finance Solutions (BFSI), Healthcare, Lifesciences & Services (HLS), Consumer (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing & Technology (MNT), Communications (COMM). IT Services segment also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services. In the IT Products segment, the Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware products, software licenses and other related deliverables.

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended September 30, 2016		Three Months ended September 30, 2016
IT Services Revenue as per IFRS	$1,916.3	IT Services Revenue as per IFRS	$1,916.3
Effect of Foreign currency exchange movement	$32.3	Effect of Foreign currency exchange movement	$47.2

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$1,948.6	Non-GAAP Constant Currency IT Services Revenue based on previous year exchange rates	$1,963.5